ARTHUR ANDERSEN LLP


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
Homeside Lending, Inc.:

We have examined management's assertion about HOMESIDE LENDING,  INC. (a Florida
corporation)  AND  SUBSIDIARIES'  compliance with  the  minimum   servicing
standards identified Mortgage Bankers Association of AMERICA'S UNIFORM
SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) and that the Company had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively, as of February 10, 1998 and for the period from March 1, 1997 to February 10, 1998, included in the accompanying management assertion letter. Management is responsible for the Company's compliance with those minimum servicing standards and for maintaining a fidelity bond and errors and omissions policy. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Homeside Lending, Inc. and subsidiaries complied with the aforementioned minimum servicing standards and that Company had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively, as of February 10, 1998 and for the period from March 1, 1997 to February 10, 1998 is fairly stated, in all material respects.


/s/Arthur Anderson LLP
Jacksonville, Florida
April 15, 1995